

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 2, 2009

Mr. Kulwant Sandher
Chief Financial Officer
Delta Oil & Gas, Inc.
2600 144 4th Ave. S.W.
Calgary, Alberta Canada T2P 3N4

> **Re:**   **Delta Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-K/A2 for the Fiscal Year Ended December 31, 2008**
> **Filed October 16, 2009**
> **Response Letter Dated October 16, 2009**
> **File No. 0-52001**

Dear Mr. Sandher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant